RAPID7, INC.

100 Summer Street

Boston, Massachusetts 02110

May 31, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ivan Griswold

Re:	Rapid7, Inc.
Registration Statement on Form S-3
File No. 333-218189

Acceleration Request

Requested Date:	Friday, June 2, 2017
Requested Time:	3:30 P.M. Eastern Daylight Time

Dear Mr. Griswold:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-218189) (the “Registration Statement”) to become effective on June 2, 2017, at 3:30 p.m. Eastern Daylight Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Courtney Thorne at (617) 937-2318.

Very truly yours,

Rapid7, Inc.

By:	/s/ Jeff Kalowski
Jeff Kalowski
Chief Financial Officer

cc:	Corey Thomas, Rapid7, Inc.
Peter Kaes, Rapid7, Inc.
Nicole C. Brookshire, Cooley LLP
Courtney T. Thorne, Cooley LLP